

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2010

Mr. Chang Xiaobing
Chairman and Chief Executive Officer
China Unicom (Hong Kong) Limited
75th Floor, The Center
90 Queen's Road Central
Hong Kong

> **Re: China Unicom (Hong Kong) Limited**
> **Form 20-F for the fiscal year ended December 31, 2009**
> **Filed June 18, 2010**
> **File No. 1-15028**

Dear Mr. Chang:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2009
Financial Statements
Note 4.2(b) 2009 Business Combinations, page F-59

1. We note under the terms of the business combination, the telecommunications networks in southern China were retained by Unicom New Horizon and are leased from Unicom New Horizon effective from January 2009. It is unclear to us how your removal of the telecommunications network related non-current assets and non-current liabilities from your 2008 balance sheet and the removal of the associated depreciation and amortization and finance costs from your 2007 and 2008 income statements is appropriate given that you continue to report all of the related revenues in your income statement. It appears you are reporting revenues while not reporting all the costs incurred to earn these revenues. Please explain and cite in your response the specific guidance in the International Accounting Standards that supports your presentation.

<u>32. Mutual Investment of US$1 Billion by the Company and Telefónica in each other, page F-95</u>

2. Please explain to us how you determined the fair value of the derivative financial instrument. Specifically tell us how changes in the fair value of your shares impacted your valuation of the derivative financial instrument.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
for

Larry Spirgel
Assistant Director